Exhibit 99.4

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto to invest further US$833 million in Pilbara iron ore expansion

15 September 2011

Rio Tinto is to invest US$833 million (Rio Tinto share US$706 million) in major power and fuel supply projects as part of its drive to substantially increase iron ore production capacity in Western Australia.

Rio Tinto’s integrated Pilbara power and gas network will be upgraded with a US$520 million investment and a further US$313 million will be allocated to fuel infrastructure facilities.

The projects are needed to support annual production capacity of 283 million tonnes (Mt/a), a milestone Rio Tinto has targeted for 2013. The fuel infrastructure project will also help support the next phase of potential expansion, to 333 Mt/a in 2015.

Sam Walsh, chief executive Iron Ore and Australia said “This investment marks yet another significant step towards the expansion of iron ore production by 50 per cent in the five years to 2015, a timeline we recently brought forward by six months. These projects provide certainty in meeting our power and fuel supply requirements, both now and into the future.”

Power infrastructure

A US$520 million (Rio Tinto share US$417 million) upgrade of the integrated power and gas network will deliver an additional 120MW to sustain the current 230Mt/a capacity and support expansion to 283Mt/a.

Two 40MW open-cycle gas turbines will be installed as part of a new power station near the West Angelas mine site and a 40MW open-cycle gas turbine will be built at the existing Yurralyi Maya Power Station near Dampier.

The investment also provides for associated power infrastructure such as substations, gas pipelines and transformers.

Fuel facilities

The US$313 million investment (Rio Tinto share US$289 million) in fuel infrastructure will support the expansion programme to 283 Mt/a, and provide some of the capacity needed for expansion to 333 Mt/a.

On completion, the fuel network will have a total storage capacity of 100ML, with 56ML additional capacity at Parker Point port terminal at Dampier. Two new inland distribution hubs will also be created, removing the requirement for two trains to transport fuel from Port Hedland, some 400 kilometres to the north.

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto’s schedule for expanding its integrated Pilbara operations is as follows:

•	225 Mt/a - current operating capacity

•	230 Mt/a by end of Q1 2012 - Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 - Cape Lambert 53 Mt/a increment (in implementation)

•	333 Mt/a by end of H1 2015 - Cape Lambert 50 Mt/a increment (in feasibility study)

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

Gervase Greene	Dave Skinner
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David Luff	Christopher Maitland
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Karen Halbert
Office: +61 (0) 3 9283 3627
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Bruce Tobin
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Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
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Tony Shaffer	David Ovington
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Christina Mills
Office: +44 (0) 20 7781 1154
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media